[Letterhead of Truven Health Analytics Inc.]

June 24, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Truven Health Analytics Inc.
Registration Statement on Form S-4 (File No. 333-187931)

Ladies and Gentlemen:

Truven Health Analytics Inc. (“Truven”) and Truven Holding Corp. (“Truven Holding”, and, together with Truven, the “Registrants”), are registering an exchange offer pursuant to a Registration Statement on Form S-4 filed April 15, 2013, as amended (the “Registration Statement”), under the Securities Act of 1933, as amended (the “Securities Act”), including exhibits thereto, relating to registration by the Registrants of up to $327,150,000 of Truven’s 10.625% Senior Notes due 2020 (together with the guarantees thereof, the “New Notes”), which are being offered in exchange for any and all of Truven’s outstanding unregistered 10.625% Senior Notes due 2020 (together with the guarantees thereof, the “Old Notes”), in reliance on the Staff’s position in the line of no-action letters beginning with Exxon Capital Holdings Corporation (avail. April 13, 1988) (the “Exxon Capital Letter”).

Additionally, in connection with the Registration Statement, and in accordance with the terms and conditions set forth in the Morgan Stanley & Co. Incorporated (avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993) no-action letters, the Registrants hereby make the following representations to the Securities and Exchange Commission:

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1.	the Registrants have not entered into any arrangement or understanding with any person to distribute the securities to be received in the exchange offer and, to the best of the Registrants’ information and belief, each person participating in the exchange offer is acquiring the New Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer. In this regard, the Registrants will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any securityholder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (a) could not rely on the staff position enunciated in the Exxon Capital Letter or similar letters and (b) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act;

2.	a broker-dealer may participate in the exchange offer with respect to Old Notes acquired for its own account as a result of market-making activities or other trading activities, provided that in connection with any resales of New Notes received in exchange for such Old Notes, the broker-dealer complies with the prospectus delivery requirements of the Securities Act, and the prospectus for the exchange offer may be used for this purpose, so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of exchange securities held by the broker-dealer); and the broker-dealer has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the New Notes; and

3.	the Registrants

a.	will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such New Notes; and

b.	will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of

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market-making activities or other trading activities, an acknowledgment that it will comply with the prospectus delivery requirements of the Securities Act in connection with any resale of exchange securities received in respect of such Old Notes pursuant to the exchange offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you should have any questions with respect to this filing, please do not hesitate to contact the undersigned at (734) 913-3287 or phil.buckingham@truvenhealth.com or John Estes of Sullivan & Cromwell LLP at (212) 558-4349 or estesj@sullcrom.com.

Sincerely, Truven Health Analytics Inc. Truven Holding Corp.

/s/ Philip Buckingham
Philip Buckingham Chief Financial Officer and Executive Vice President

cc:	John E. Estes, Esq.
(Sullivan & Cromwell LLP)